Mail-Stop 4561
								May 26, 2006

Via facsimile and U.S. Mail
Mr. Vance L. Witt
Chairman of the Board and Chief Executive Officer
BNA Bancshares, Inc.
133 E. Bankhead Street
New Albany, Mississippi 38652

Re:   BNA Bancshares, Inc.
                     Form 10
	         File No. 0-51941
	         Filed April 27, 2006

Dear Mr. Witt:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please provide the staff with your detailed legal analysis as to how you determined that the reclassification transaction did not require that you comply with the requirements of Schedule 13e-3.

Business
General Development and Structure of Business, page 1
2. Revise to add discussion of the significant events that have occurred, e.g., the reclassification of stock in February 2006 and the Company`s intention to deregister immediately upon effectiveness.
Details of the reclassification should include number of shares before and after, the cost of the reclassification and the reasons proposed by the Board of Directors for the reclassification as well as any other material items associated with the transaction.

Operations, page 1
3. Revise the third paragraph to indicate the legal lending limit, any exceptions, and the amount of credit extension that is required to be approved by the loan committee.

Management`s Discussion and Analysis
Table 2 - Average Balances; Interest Earned and Interest Yields,
page
15

4. Please revise your filing to clarify the meaning of abbreviated terms included within Table 2 so that they are more easily understandable. For example, please revise to more fully describe the terms "BV to MV" and "DDA".

Securities, page 25
5. The staff notes a significant swing in the unrealized gains/loss position from year-end 2004 to year-end 2005. Revise herein or elsewhere in the MD&A to briefly discuss the reasons for the change in the Company`s position.

Deposits, page 27
6. Revise the penultimate paragraph to briefly discuss the bid process, the dollar amount involved and, if material, a risk factor indicating a significant impact if the Company loses this business.

Management`s Discussion and Analysis
Deposits, page 28
7. Please revise your filing to disclose (as of the latest
reported
period) the amount of time deposits in amounts of $100,000 or more by
time remaining until maturity of 3 months or less; over 3 through
6
months; over 6 through 12 months; and over 12 months.  Refer to
Section V.D. of Securities Act Industry Guide 3.
8. Please also revise to more fully describe your process for acquiring time deposits on a bid basis and how you account for deposits acquired in this manner.

Liquidity, page 28
9. Revise herein or another appropriate location to briefly
discuss
the increase in "other borrowed funds". They appear to have
increased
from an average balance of approximately $2.7 million in 2003, to
$8
million in 2004 and $11.1 million in 2005.

Executive Compensation, page 37
10. Please confirm that the two executive officers discussed in the
table are the only executive officers employed by BNA Bancshares.
If
they are not the only executive officers, please advise the staff how
you determined that the other officers compensation was not
required
to be disclosed under Item 402 of Regulation S-K. Please make conforming changes to the disclosure or table as necessary, for example: if your other executive officers make less than the $100,000 threshold, so state.

Certain Relationships and Related Transactions, page 37
11. Please revise your discussions of loans to directors and officers to clarify that these loans meet the requirements discussed in Instruction 3 to Item 404(c) of Regulation S-K.
12. In Note 9 of the Notes to Financial Statements, you discuss amounts paid to a law firm owned by one of your directors. Please confirm that the amounts paid to the firm were less than 5% of the gross revenues of the firm during their last fiscal year. Please See
Item 404(b)(4) of Regulation S-K.

Recent Sales of Unregistered Securities, page 38
13. Revise to add disclosure regarding whether dissenter/appraisal were available and if anyone asserted such rights.

Description of Registrant`s Securities To Be Registered
Authorized Shares of Capital Stock, page 39
14. We note your disclosure on page 39 that on February 8, 2006 you
effected a reclassification whereby each shareholder owning less than
820 shares of your common stock was issued shares of Class B Nonvoting Common Shares on a one for one basis in exchange for their
previously held common stock.   It further appears from your
disclosures in the section titled "Authorized Shares of Capital Stock" on page 39 that as of December 31, 2005, your common stock authorized, issued and outstanding consisted of 1,707,581.5 shares of
Class A Voting Common Shares and 92,418.5 shares of Class B
Nonvoting
Common Shares. If true, please revise your filing to explain whether your Articles of Incorporation and Bylaws were amended subsequent to
December 31, 2005 but prior to the reorganization to increase the number of authorized Class B Nonvoting Common Shares. Please file the amended items with the amended Form 10.
15. With regard to Section 6 of the Bylaws, did the Board request and/or receive a Legal Opinion under Mississippi laws that the reclassification and Class B non-voting issuances were legal. If so, provide the staff with a copy. If not, advise the staff as to how the
Board satisfied itself that the reclassification was legal under Mississippi laws.

Consolidated Financial Statements
Independent Auditors` Report, page 42
16. We note that your auditor, Nail McKinney, P.A., does not appear to be registered with the Public Company Accounting Oversight Board
(PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 requires that an accounting firm be registered with the PCAOB to issue an audit report with respect to any issuer beginning after October 22, 2003.
This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Since your current auditor is not registered with the PCAOB, he will not be able to update the previously issued report dated January 10, 2006, until he becomes registered with the PCAOB.
Additionally, he will not be able to issue audit reports on subsequent annual period financial statements nor perform SAS 100 review procedures on any interim financial statements required to be included in Form 10-Q or 10-QSB. However, your current auditor may issue a consent to the use of the originally issued audit report dated January 10, 2006, since the report was issued prior to time you met the definition of an issuer.
17. Please revise your filing to indicate the city and state where the Independent Accountants` Report was issued, as required by Rule
2-02 of Regulation S-X. The city and state should appear in the signature block along with the Firm`s name and date the report was issued.

Consolidated Balance Sheets, page 43
18. Please revise your financial statements to give retroactive effect to the change in capital structure which occurred after the date of the latest reported balance sheet but before effective date of your registration statement. Your revised financial statements should also fully describe the pertinent rights and privileges of each of your classes of Common Shares. Refer to SAB Topic 4C and SFAS 129.
19. Please tell us the following about the reclassification of some of your shares from Class A Common Shares to Class B Common Shares in
February 2006:

* how you accounted for this transaction and the authoritative literature you relied upon to support your accounting treatment;
* how you determined that each Class A share was worth an equal amount of Class B shares in light of the different rights attributable to each class of shareholder (such as dividend and voting rights);
* the number of previous Class A shareholders which had their shares reclassified to Class B shares (as well as the number of shares reclassified); and
* whether this reclassification was approved by both the Class A and
Class B shareholders.

Note 1 - Summary of Significant Accounting Policies, page 49
20. Please revise to describe the differences between the "surplus" and "undivided profits" line items in your Consolidated Statements of
Stockholders` Equity. Please also revise to describe your accounting policies for transfers between these two components of stockholders equity.

Note 7 - Long-term Debt, page 58
21. Please revise to describe any significant terms associated your advances from the Federal Home Loan Bank such as conversion or call features. Refer to paragraph 14(h) of SOP 01-6.
22. We note your disclosure on page 62 that you have $5.9 million of standby letters of credit outstanding as of December 31, 2005. Please revise your filing to provide the disclosures required by paragraph 13(c) and (d) of FIN 45 or tell us why you believe these disclosures are not applicable to you.

General

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419. Any
accounting
questions should be referred to Lisa Haynes at (202) 551-3424 or the
Accounting Branch Chief, John Nolan at (202) 551-3492.


						Sincerely,



						Christian N. Windsor
						Special Counsel



CC:	Via U.S. Mail and Fax: (601) 949-4804
	Keith Parsons, Esq
Mr. V.L. Witt
BNA Bancshares, Inc.
Page 1